

December 19, 2022

Shou Donghua
Chief Financial Officer
China Petroleum & Chemical Corporation
22 Chaoyangmen North Street
Chaoyang District
Beijing, 100728
The People's Republic of China

> **Re: China Petroleum & Chemical Corporation**
> **Form 20-F for Fiscal Year Ended December 31, 2020**
> **Filed April 20, 2021**
> **File No. 001-15138**

Dear Shou Donghua:

We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

Sincerely,

Division of Corporation Finance
Office of Energy & Transportation